Exhibit C-2

                  FRENCH FRAGRANCES, INC. FINANCIAL STATEMENTS
                      (NINE MONTHS ENDED OCTOBER 31, 2000)

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                       JANUARY 31, 2000    OCTOBER 31, 2000
                                                                                       ----------------    ----------------
                                                                                         (Unaudited)
ASSETS
Current assets:

             Cash and cash equivalents                                                   $  22,144,314       $   2,109,417
             Accounts receivable, net                                                       63,485,136         149,591,444
             Inventories                                                                   127,022,405         125,986,130
             Advances on inventory purchases                                                 2,785,475           1,892,321
             Prepaid expenses and other assets                                               9,882,321           9,057,649
                                                                                         -------------       --------------
                   Total current assets                                                    225,319,651         288,636,961
                                                                                         -------------       --------------

          Property and equipment, net                                                       20,232,312          22,105,123
                                                                                         -------------       --------------

          Other assets:
             Exclusive brand licenses and trademarks, net                                   49,043,292          44,174,068
             Senior note offering costs, net                                                 3,949,009           3,542,461
             Deferred income taxes, net                                                      3,337,409           3,337,409
             Other intangibles and other assets                                              7,749,982           6,240,094
                                                                                         -------------       -------------
                   Total other assets                                                       64,079,692          57,294,032
                                                                                         -------------       -------------
                   Total assets                                                          $ 309,631,655       $ 368,036,116
                                                                                         =============       =============

          LIABILITIES AND SHAREHOLDERS' EQUITY
          Current liabilities:
             Short-term debt                                                             $        --         $  30,994,807
             Accounts payable - trade                                                       31,436,903          49,877,637
             Other payables and accrued expenses                                            19,102,919          20,008,733
             Current portion of long-term debt                                               1,775,027           1,145,545
                                                                                         -------------       -------------
                   Total current liabilities                                                52,314,849         102,026,722
                                                                                         -------------       -------------
             Long-term debt, net                                                           175,030,227         171,427,100
                                                                                         -------------       -------------
                   Total liabilities                                                       227,345,076         273,453,822
                                                                                         =============       =============

          Commitments and contingencies (See Notes 4 and 6)

          Shareholders' equity:
             Convertible,  redeemable  preferred stock, Series B, $.01 par value
                (liquidation  preference  of $.01  per  share);  350,000  shares authorized; 265,801 and 264,168 shares, respectively, issued
                and outstanding                                                                  2,658               2,642
             Convertible, redeemable preferred stock, Series C, $.01 par value
                (liquidation preference of $.01 per share); 571,429 shares authorized; 502,520 and 499,870 shares, respectively,
                issued and outstanding                                                           5,025               4,999
             Common stock, $.01 par value, 50,000,000 shares authorized;
                14,186,399 and 14,219,345 shares issued and outstanding,
                respectively                                                                   141,864             142,193
             Additional paid-in capital                                                     32,780,530          33,179,308
             Treasury stock (870,500 and 995,400 shares, respectively)                      (5,673,940)         (6,613,040)
             Retained earnings                                                              55,030,442          67,866,192
                                                                                         -------------       -------------
                   Total shareholders' equity                                               82,286,579          94,582,294
                                                                                         -------------       -------------
                   Total liabilities and shareholders' equity                            $ 309,631,655       $ 368,036,116
                                                                                         =============       =============

     SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                   OCTOBER 31,                       OCTOBER 31,
                                                         ------------------------------    ------------------------------
                                                              1999             2000             1999             2000
                                                         -------------    -------------    -------------    -------------
          Net sales                                      $ 153,719,284    $ 163,427,548    $ 270,963,115    $ 296,045,613
          Cost of sales                                    100,591,767      108,413,347      175,329,645      193,337,251
              Gross profit                                  53,127,517       55,014,201       95,633,470      102,708,362

          Operating expenses:
                   Warehouse and shipping                    6,425,285        8,640,460       13,177,988       19,270,876
                   Selling, general and administrative      21,160,290       17,640,757       41,237,436       39,677,883
                   Depreciation and amortization             2,797,021        2,950,973        8,291,233        8,857,961
                                                         -------------    -------------    -------------    -------------
                   Total operating expenses                 30,382,596       29,232,190       62,706,657       67,806,720
                                                         -------------    -------------    -------------    -------------
          Income from operations                            22,744,921       25,782,011       32,926,813       34,901,642
                                                         -------------    -------------    -------------    -------------

          Other income (expense):
                   Interest expense, net                    (5,206,850)      (5,252,736)     (14,332,926)     (14,718,226)
                   Other income (expense)                      (76,521)          12,405          (67,720)         875,036
                                                         -------------    -------------    -------------    -------------
                         Other income (expense), net        (5,283,371)      (5,240,331)     (14,400,646)     (13,843,190)
                                                         -------------    -------------    -------------    -------------
          Income before income taxes                        17,461,550       20,541,680       18,526,167       21,058,452
          Provision for income taxes                         6,818,852        8,019,255        7,234,623        8,222,702
                                                         -------------    -------------    -------------    -------------
          Net income                                     $  10,642,698    $  12,522,425    $  11,291,544    $  12,835,750
                                                         =============    =============    =============    =============
          Earnings per common share:
                   Basic                                         $0.77            $0.95            $0.82            $0.97
                                                                 -----            -----            -----            -----
                   Diluted                                       $0.67            $0.83            $0.72            $0.85
                                                                 -----            -----            -----            -----

          Weighted average number of common shares:
                   Basic                                    13,843,835       13,213,905       13,823,434       13,244,233
                                                         =============    =============    =============    =============
                   Diluted                                  15,979,532       15,212,207       15,755,846       15,133,473
                                                         =============    =============    =============    =============


     SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                 PREFERRED STOCK
                                               ------------------------------------------------
                                                     SERIES B                    SERIES C                COMMON STOCK
                                               --------------------       ---------------------      --------------------
                                               SHARES        AMOUNT       SHARES         AMOUNT      SHARES        AMOUNT
                                               ------        ------       ------         ------      ------        ------
          Balance at January 31, 2000         265,801        $2,658       502,520        $5,025    14,186,399     $141,864

          Issuance of Common Stock
             upon conversion of Series B
             convertible preferred stock       (1,633)          (16)           --            --        11,628          116

          Issuance of Common Stock
             upon conversion of Series C
             convertible preferred stock           --            --        (2,650)          (26)        2,650           26

          Issuance of Common Stock
            upon exercise of stock
            options                                --            --            --            --        18,668          187

          Repurchase of Common Stock               --            --            --            --            --           --

          Tax benefit from exercise of
            stock options                          --            --            --            --            --           --

          Net income                               --            --            --            --            --           --
                                              ----------------------------------------------------------------------------
          Balance at October 31, 2000         264,168        $2,642       499,870        $4,999    14,219,345     $142,193
          (unaudited)                         ============================================================================

                                                        ADDITIONAL                                              TOTAL
                                                         PAID-IN           TREASURY          RETAINED        SHAREHOLDERS'
                                                         CAPITAL            STOCK            EARNINGS           EQUITY
                                                        ----------         --------          --------        -------------
          Balance at January 31, 2000                  $32,780,530       $(5,673,940)       $55,030,442       $82,286,579

          Issuance of Common Stock
             upon conversion of Series B
             convertible preferred stock                    38,271                --                 --            38,371

          Issuance of Common Stock
             upon conversion of Series C
             convertible preferred stock                    13,912                --                 --            13,912

          Issuance of Common Stock
            upon exercise of stock
            options                                        116,821                --                 --           117,008

          Repurchase of Common Stock                            --          (939,100)                --          (939,100)

          Tax benefit from exercise of
            stock options                                  229,774                --                 --           229,774

          Net income                                            --                --         12,835,750        12,835,750
                                                       ------------------------------------------------------------------
          Balance at October 31, 2000                  $33,179,308       $(6,613,040)       $67,866,192       $94,582,294
          (unaudited)                                  ==================================================================

     SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                    FRENCH FRAGRANCES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (UNAUDITED)

                                                                                            NINE MONTHS ENDED
                                                                                               OCTOBER 31,
                                                                                           1999            2000
                                                                                       ---------------------------
          Cash Flows from Operating Activities:
             Net income                                                                $11,291,544     $12,835,750
             Adjustments to reconcile net income to net cash
                 (used in) provided by operating activities:
                Depreciation and amortization                                            8,291,233       8,857,961
                Amortization of senior note offering costs and note premium                428,925         298,241
                Change in assets and liabilities, net of effects from acquisitions:
                   Increase in accounts receivable                                     (93,575,141)    (86,126,309)
                   Decrease in inventories                                               5,619,872       1,036,275
                   Decrease in advances on inventory purchases                           3,954,616         893,152
                   (Increase) decrease in prepaid expenses and other assets             (2,272,851)        823,295
                   Increase in accounts payable                                         24,285,967      18,440,734
                   Increase in other payables and accrued expenses                       6,621,633         999,272
                                                                                       -----------     ------------
                      Net cash used in operating activities                            (35,354,202)    (41,941,629)
                                                                                       -----------     ------------

          Cash Flows from Investing Activities:
             Additions to property and equipment, net of disposals                      (3,039,355)     (4,213,965)
                                                                                       -----------     ------------
                      Net cash used in investing activities                             (3,039,355)     (4,213,965)
                                                                                       -----------     ------------

          Cash Flows from Financing Activities:
             Proceeds from the exercise of employee stock options                          258,456         169,167
             Payments to retire convertible subordinated debentures                             --      (2,184,000)
             Proceeds from the conversion of preferred stock                               182,539             124
             Payments on term loans                                                     (1,615,362)       (317,178)
             Net proceeds from short_term debt                                          38,639,552      30,994,807
             Payment of J.P. Fragrances debenture and other indebtedness                        --      (1,480,000)
             Payments on facility mortgage note                                           (119,245)       (123,123)
             Repurchase of Common Stock                                                   (363,200)       (939,100)
                                                                                       -----------     ------------
                      Net cash provided by financing activities                         36,982,740      26,120,697
                                                                                       -----------     ------------

          Net Decrease in Cash and Cash Equivalents                                     (1,410,817)    (20,034,897)
          Cash and Cash Equivalents at Beginning of Period                               6,111,603      22,144,314
                                                                                       -----------     ------------
          Cash and Cash Equivalents at End of Period                                    $4,700,786      $2,109,417
                                                                                       ===========     ============

          Supplemental Disclosure of Cash Flow Information:
             Interest paid during the period                                            $8,496,074     $10,147,428
                                                                                       ===========     ===========
             Income taxes paid during the period                                        $5,887,633     $12,898,152
                                                                                       -----------     ------------

     SEE ACCOMPANYING NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

NOTE 1. BUSINESS AND BASIS OF PRESENTATION

     French Fragrances, Inc., doing business as FFI Fragrances (the "Company"), is a manufacturer and marketer of prestige designer fragrances and related skin treatment and cosmetic products, primarily to retailers in the United States.

     The accompanying unaudited consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statement presentation and should be read in conjunction with the financial statements and related footnotes included in the Company's Annual Report on Form 10_K for the year ended January 31, 2000, filed with the Commission.

     The consolidated balance sheet of the Company as of January 31, 2000 is audited. The other consolidated financial statements are unaudited, but in the opinion of management contain all adjustments necessary to present fairly the consolidated balance sheet of the Company as of October 31, 2000, the consolidated statements of income of the Company for the three and nine months ended October 31, 1999 and 2000, the consolidated statement of shareholders' equity for the nine months ended October 31, 2000, and the consolidated statements of cash flow for the nine months ended October 31, 1999 and 2000. Operating results for the three and nine months ended October 31, 2000 are not necessarily indicative of the results for the full fiscal year ended January 31, 2001.

NOTE 2. EARNINGS PER SHARE

     Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive potential common stock such as stock options, warrants and convertible securities. In addition, for the diluted earnings per share calculation, the interest incurred on the convertible securities, net of tax, is added back to net income. Such amounts were $54,657 and $29,676 for the three months ended October 31, 1999 and 2000, respectively, and $109,313 and $80,702 for the nine months ended October 31, 1999 and 2000, respectively.

NOTE 3. INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on the weighted-average method. The components of inventory at January 31, 2000 and October 31, 2000 were as follows:

                                   JANUARY 31, 2000           OCTOBER 31, 2000
                                   ----------------           ----------------
          Finished                     $103,548,955               $104,278,548
          Work in progress                6,727,835                  4,508,785
          Raw materials                  16,745,615                 17,198,797
                                   ----------------           ----------------
                                       $127,022,405               $125,986,130
                                   ----------------           ----------------

NOTE 4. SHORT-TERM DEBT

     The Company's credit facility (the "Credit Facility") with Fleet National Bank ("Fleet") provides for borrowings on a revolving basis of up to $50 million, with a $10 million sublimit for letters of credit. On October 12, 2000, the Credit Facility was amended to provide for a seasonal increase in the borrowing limit to $65 million through December 31, 2000. The Credit Facility matures in May 2002. Borrowings under the Credit Facility are limited to eligible accounts receivable and inventories and are secured by a first priority lien on all of the Company's accounts receivable and inventory. The Company's obligations under the Credit Facility rank pari passu in right of payment with the Company's 10 3/8% Senior Notes due 2007. The Credit Facility contains several covenants, the more significant of which are that the Company maintain a minimum level of equity and meet certain debt-to-equity, interest coverage and liquidity ratios. The Credit Facility also includes a prohibition on the payment of dividends and other distributions to shareholders and restrictions on the incurrence of additional non-trade indebtedness; provided, however, that the Company is permitted to repurchase up to $10 million of its common stock, $.01 par value per share ("Common Stock"), and to incur certain acquisition indebtedness. At October 31, 2000, the outstanding balance under the Credit Facility was $31.0 million and there were $1.0 million of outstanding letters of credit.

NOTE 5. LONG-TERM DEBT

     The Company's long-term debt at January 31, 2000 and October 31, 2000 consisted of the following:

          Description                                                                January 31, 2000     October 31, 2000
          -----------                                                                ----------------     ----------------
          10 3/8% Senior Notes due May 2007, net                                         $157,245,157         $157,083,496
          8.5% Subordinated Debenture due May 2004, net                                     6,479,966            6,479,966
          7.5% Convertible Subordinated Debentures due June 2006                            4,778,643            2,594,643
          J.P. Fragrances Debenture due May 2001, net                                       1,946,646            1,000,000
          8.84% Miami Lakes Facility Mortgage Note due July 2004                            5,537,663            5,414,540
          Other Indebtedness                                                                  817,179                   --
                                                                                     ----------------     ----------------
          Total Long-Term Debt                                                            176,805,254          172,572,645
             Less Current Portion of Long-Term Debt                                         1,775,027            1,145,545
                                                                                     ----------------     ----------------
          Total Long-Term Debt, net                                                      $175,030,227         $171,427,100
                                                                                     ================     ================

     In February 2000, the Company repurchased $2.18 million principal amount of 7.5% Convertible Subordinated Debentures due 2006 (the "7.5% Convertible Debentures") owned by its former Chairman and a company he controls for an aggregate purchase price of $2.65 million. The purchase price was based on the estimated fair market value of the 7.5% Convertible Debentures on the date of the transaction, which includes consideration for the value of unrealized gain that the debenture holder could have recognized upon a conversion of the 7.5% Convertible Debentures into Common Stock and sale of such Common Stock. The Company recognized a loss related to the repurchase of $468,000, which is included in Other income (expense) in the Company's Consolidated Statement of Income for the nine months ended October 31, 2000.

NOTE 6. COMMITMENTS AND CONTINGENCIES

     In February 2000, the Company entered into a lease with an unaffiliated third party for approximately 295,000 square feet of a warehouse facility in Edison, New Jersey, which is being used as a fulfillment center for the Company's promotional set business and to process its product returns. The lease has a term of twenty-six months.

     In February 2000, the Company assumed a lease for approximately 173,000 square feet of a warehouse facility in Allentown, Pennsylvania, which was leased by an unaffiliated third party as the Company's promotional set fulfillment center for the 1999 holiday season and extended through June 30, 2004. In May 2000, the Company was released from all of its obligations under that lease, including minimum lease payments in the aggregate of approximately $2.5 million during the fiscal years ended January 31, 2001 through 2005.

     The Company has commitments to purchase products from fragrance manufacturers in the amount of approximately $63 million and $76 million
annually   during  the  calendar   years  ended  December  31,  2000  and  2001,
respectively.

     The Company is a party to a number of pending legal actions, proceedings and claims. While any action, proceeding and claim contains an element of uncertainty, management of the Company believes that the outcome of such actions, proceedings or claims likely will not have a material adverse effect on the Company's business, consolidated financial position or results of operations.

NOTE 7. INCOME TAXES

     The provision for income taxes for the nine months ended October 31, 1999 and 2000 was calculated based upon an estimated effective tax rate of 39% for the full fiscal years ending January 31, 2000 and 2001.

NOTE 8. STOCK OPTION PLANS

     During the nine months ended October 31, 2000, the Company granted options for the purchase of 861,626 shares of Common Stock at exercise prices ranging from $8.125 per share to $8.4375 per share under the Company's 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan currently provides for the issuance of options to purchase in the aggregate 2,200,000 shares of Common Stock, all of which have been issued. During the nine months ended October 31, 2000, the Company granted options for 30,000 shares at an exercise price of $7.25 per share under the Company's Non-Employee Director Stock Option Plan.

     In November 2000, the Company's Board of Directors adopted a 2000 Stock Incentive Plan (the 2000 "Plan"). Pursuant to the 2000 Plan, the Company may grant stock options, stock appreciation rights, stock awards, performance awards and stock units to its officers, employees, consultants and advisors in an aggregate of up to 3,000,000 shares of Common Stock. The 2000

Plan will be submitted to the shareholders of the Company for approval at a special meeting of shareholders.

NOTE 9. SUBSEQUENT EVENTS

     On October 30, 2000, the Company entered into a definitive agreement with an affiliate of Unilever, N.V. ("Unilever") to acquire certain assets and to assume certain liabilities relating to the Elizabeth Arden prestige fragrance, cosmetics and skin care lines and the Elizabeth Taylor and White Shoulders prestige fragrance lines. In connection with the consummation of this acquisition, the Company will enter into agreements with affiliates of Unilever related to product distribution, manufacturing, transition services and information technology services. The purchase price is expected to consist of approximately $190 million cash and $50 million liquidation preference ($35 million estimated fair value) of a new series of convertible preferred stock of the Company. The transaction has been approved by the Boards of Directors of both the Company and Unilever and is subject to customary closing conditions including certain regulatory approvals. While neither party's shareholders are required to approve the transaction, the Company intends to convene a special shareholders meeting for shareholders to approve certain issuances of Common Stock upon conversion of the convertible preferred stock to be included, and the exercise of certain warrants that may be included, as part of the purchase price. At such meeting, the shareholders will also be asked to approve an amendment to the Company's Amended and Restated Articles of Incorporation to change the Company's name to Elizabeth Arden, Inc. Holders of a majority of the outstanding Common Stock of the Company have agreed to vote in favor of such issuances of Common Stock. There is no guarantee that the Company and Unilever will be able to satisfy all of the closing conditions, or that the Company will obtain the requisite financing. Accordingly, there is no assurance that the acquisition will be consummated.

NOTE 10. REDEMPTION OF SERIES B AND SERIES CONVERTIBLE PREFERRED STOCK

     On October 30, 2000, the Company issued an irrevocable notice of redemption to holders of the Company's Series B and Series C convertible preferred stock. Holders of the 264,168 shares of the Company's Series B and Series C convertible preferred stock may convert each share of Series B convertible preferred stock into 7.12 shares of the Company's Common Stock, for a total of 1,880,876 shares of Common Stock, at a conversion price of $3.30 per share of Common Stock. Holders of the 499,870 shares of the Company's Series C convertible preferred stock may convert each share of Series C convertible preferred stock into one share of the Company's Common Stock at a conversion price of $5.25 per share of Common Stock. These holders must convert their shares into shares of the Company's Common Stock prior to December 29, 2000 or the Company will redeem each share for $.01 per share. If all holders of the Company's Series B and Series C convertible preferred stock convert their shares, the total proceeds to the Company will be approximately $8.8 million.